Filed by Hong Kong Exchanges and Clearing Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  London Stock Exchange Group plc

Important Disclaimer
Updated: 11 Sep 2019

Possible offer (the “Offer”) by Hong Kong Exchanges and Clearing Limited (“HKEX”) for London Stock Exchange Group plc (“LSEG”)

ACCESS TO THIS AREA OF THE WEBSITE (“MICROSITE”) MAY BE RESTRICTED UNDER SECURITIES LAWS OR REGULATIONS IN CERTAIN JURISDICTIONS. THIS NOTICE REQUIRES YOU TO CONFIRM CERTAIN MATTERS (INCLUDING THAT YOU ARE NOT RESIDENT IN SUCH A JURISDICTION), BEFORE YOU MAY OBTAIN ACCESS TO THE INFORMATION ON THIS AREA OF THE WEBSITE. THESE MATERIALS ARE NOT DIRECTED AT OR INTENDED TO BE ACCESSIBLE BY PERSONS RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION OR WOULD RESULT IN A REQUIREMENT TO COMPLY WITH CONSENT OR OTHER FORMALITY WHICH HKEX REGARDS AS UNDULY ONEROUS (A “RESTRICTED JURISDICTION”).

THIS MICROSITE CONTAINS ANNOUNCEMENTS, DOCUMENTS AND INFORMATION (THE “INFORMATION”) PUBLISHED BY HKEX AND/OR LSEG RELATING TO THE OFFER IN COMPLIANCE WITH THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”). THE INFORMATION IS BEING MADE AVAILABLE IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY, AND ITS AVAILABILITY IS SUBJECT TO THE TERMS AND CONDITIONS SET OUT BELOW.

Access to the Information

If you would like to view the Information contained in this Microsite, please read this notice carefully. This notice applies to all persons who view the Information contained in this part of the website and, depending on where you are located, may affect your rights or responsibilities. HKEX reserves the right to amend or update this notice at any time and you should, therefore, read it in full each time you visit this Microsite. In addition, the contents of this part of the website may be amended at any time, in whole or in part, at the sole discretion of HKEX.

To allow you to view information about the Offer, you must read this notice and then click “I ACCEPT”. If you are unable to agree, you should click “I DECLINE” and you will not be able to view information about the Offer.

The Information contained in this Microsite does not constitute an offer to sell or otherwise dispose of or an invitation or solicitation of any offer to purchase or subscribe for any securities pursuant to the Offer or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer would be made solely by means of an offer or scheme document which would contain the full terms and conditions of such Offer, including details on how it may be accepted. Any decision made in relation to the Offer should be made solely and only on the basis of the information provided in any such document.

Overseas jurisdictions

This Information is not directed at or intended to be accessible by persons resident in any Restricted Jurisdiction.

Viewing the Information you are seeking to access may be restricted under securities laws in certain jurisdictions. All persons resident outside of the United Kingdom (the “UK”) who wish to view the Information contained in this Microsite must first satisfy themselves that they are not subject to any local requirements which prohibit or restrict them from doing so and should inform themselves about, and observe, any legal or regulatory requirements applicable in their jurisdiction.

YOU SHOULD NOT DOWNLOAD, MAIL, FORWARD, DISTRIBUTE, SEND OR SHARE THE INFORMATION OR DOCUMENTS CONTAINED ON THIS MICROSITE TO ANY PERSON. IN PARTICULAR, YOU SHOULD NOT MAIL, FORWARD, DISTRIBUTE OR SEND THE INFORMATION OR DOCUMENTS CONTAINED THEREIN TO ANY RESTRICTED JURISDICTION.

This Microsite contains Information that has been prepared for the purposes of complying with English law and the Code and the Information disclosed may not be the same as that which would have been disclosed if this Information had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.

It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. If you are not permitted to view the Information on this Microsite, or are in any doubt as to whether you are permitted to view the Information, please exit this Microsite.

Additional U.S. information

The Offer relates to the securities of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the United States. Any financial statements or other financial information included in this Microsite may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Offer, since HKEX and LSEG are located in a country other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US holders of shares may not be able to sue HKEX and LSEG or their respective officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel HKEX and LSEG and their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

The Offer may be implemented under a scheme of arrangement provided for under English company law (a “Scheme”). A transaction effected by means of a Scheme is not subject to the tender offer rules under the US Securities Exchange Act, as amended (the “US Exchange Act”), and is exempt from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”). If the Offer is effected by way of a Scheme, any HKEX securities to be issued pursuant to the Offer would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. In addition, securities issued pursuant to the Scheme will not be registered under any US state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities law of such state.

Alternatively, the Offer may be implemented by way of a takeover offer. If HKEX exercises its right to implement the Offer by way of a takeover offer, such offer will be made in compliance with all applicable US tender offer (including Rule 14E under the US Exchange Act) and securities laws and regulations, including exemptions provided under Rules 14d-1(c) or (d) under the US Exchange Act and exemptions from the registration requirements of the US Securities Act.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, HKEX or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, LSEG shares outside of the US, other than pursuant to the Offer, until the date on which the Offer and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, and will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Holders of LSEG securities are urged to read any documents related to the Offer filed, furnished or to be filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), if any, because they will contain important information regarding the Offer and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov. Nothing in this Microsite shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Offer.

Forward-Looking Statements

This part of the website and the Information contained in it may contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of HKEX and the HKEX Group (being HKEX and its subsidiaries and subsidiary undertakings) and LSEG and the LSEG Group (being LSEG and its subsidiaries and subsidiary undertakings) following the implementation of the Offer.

All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of HKEX and the HKEX Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on capital employed, production and prospects. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases.

There are a number of factors that could affect the future operations of HKEX and the HKEX Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this Microsite.

All forward-looking statements contained in this Microsite are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in HKEX’s 2018 annual report (available on HKEX’s website). These factors also should be considered by the reader.

Each forward-looking statement speaks only as at the specified date of the relevant document within which the statement is contained. Neither HKEX nor any member of the HKEX Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Microsite.

Unless expressly stated otherwise, no statement contained or referred to in this Microsite is intended to be a profit forecast.

Responsibility

In relation to any Offer-related materials accessible on this area of the website please note any statement of responsibility contained therein.

The documents included in this Microsite issued or published by HKEX speak only at the specified date of the relevant document and HKEX has, and accepts, no responsibility or duty to update or revise such documents.

In relation to any document, announcement or information that is accessible on this Microsite, the only responsibility accepted by HKEX and its directors is for the correctness and fairness of its reproduction or presentation, unless a responsibility statement in any relevant document expressly provides otherwise.

Neither the directors of HKEX, nor HKEX, nor any of their affiliated companies, have reviewed, and no such person is or shall be responsible for or accepts any liability in respect of, any information contained on any other website which may be linked to or from this Microsite.

Other

If you are in any doubt about the contents of this Microsite or the action you should take, you should seek your own financial advice from an independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended) or, if you are located outside the UK, from an appropriately authorised independent financial adviser.

This notice shall be governed by and construed in accordance with English law.

Confirmation of understanding and acceptance

I have read and understood the notice set out above and I agree to be bound by its terms.

I am not (nor do I act on behalf of someone who is) resident in any country that renders the accessing of the materials on this website or parts of it illegal.

I will not print, download, or otherwise seek to copy, mail, forward, distribute or send any of the materials on this Microsite to any other person at any time.

I represent and warrant to HKEX that I intend to access this Microsite for information purposes only.

If you are not able to give these confirmations, you should click on I DECLINE below.

I ACCEPT          I DECLINE

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN
CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY
INVESTMENT CLIENTS)
Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.          KEY INFORMATION

(a)	Full name of discloser:	Charles Li Xiaojia
(b)
Owner or controller of interests and short positions disclosed, if different from 1(a):
The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
N/A
(c)	Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Hong Kong Exchanges and Clearing Limited (“HKEX”)
(d)	Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with the offeror
(e)	Date dealing undertaken:	26 September 2019
(f)	In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state “N/A”	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

	Class of relevant security:	Shares of no par value
		Interests		Short positions
		Number	%	Number	%
(1)	Relevant securities owned and/or controlled:	692,492	0.05	Nil	0
(2)	Cash-settled derivatives:	Nil	0	Nil	0
(3)	Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	0	Nil	0
	TOTAL:	692,492	0.05	Nil	0

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

1
Form 8 (DD)	August 2016

(b)	Rights to subscribe for new securities (including directors’ and other employee options)

Class of relevant security in relation to which subscription right exists:	Shares of no par value
Details, including nature of the rights concerned and relevant percentages:
Interests held under HKEX’s Employees’ Share Award Scheme*

361,297 shares, representing 0.03%, in the form of awards which are due to vest in future years and certain of which are subject to performance conditions

*Shares are held by HKSCC Nominees Limited as nominee. Number of shares includes shares held by HKSCC Nominees Limited pursuant to scrip dividend elections by the trustee.

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)	Purchases and sales

(i)	Party to an offer or person acting in concert (except for a principal trader in the same group as a connected adviser)

Class of relevant security	Purchase/sale	Number of securities	Price per unit
N/A	N/A	N/A	N/A

(ii)	Principal trader where the sole reason for the connection is that the principal trader is in the same group as a connected adviser

Class of relevant security	Purchases/sales	Total number of securities	Highest price per unit paid/received	Lowest price per unit paid/received
N/A	N/A	N/A	N/A	N/A

(b)	Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
N/A	N/A	N/A	N/A	N/A

2
Form 8 (DD)	August 2016

(c)	Stock-settled derivative transactions (including options)

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/received per unit
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii)	Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit
N/A	N/A	N/A	N/A	N/A

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
Shares of no par value	Acquisition of interest pursuant to election of scrip dividend.**	5,501 shares	HK$0.00

** HKEX issued new shares to the trustee of HKEX’s Employees’ Share Award Scheme following an election for scrip dividend made in accordance with the Employees’ Share Award Scheme Rules.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state “none”

None

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:
(i)     the voting rights of any relevant securities under any option; or
(ii)   the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

3
Form 8 (DD)	August 2016

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	26 September 2019
Contact name:	Joseph Mau
Telephone number:	+852 2840 3368

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

4
Form 8 (DD)	August 2016